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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                                             YEARS ENDED DECEMBER 31
                                            -----------------------------------------------------------
                                              2001        2000        1999         1998         1997
                                            ---------   ---------   ---------    ---------    ---------

  Pre-tax income from continuing
     operations (net of minority interest
     in net income)                         $ 108,707   $ 143,608   $ 142,312    $ 174,874    $ 165,613

  Add fixed charges computed below             72,805      64,670      37,418       28,417       24,263

  Net adjustments for equity companies          2,747       3,749         365          139         (694)

  Net adjustments for capitalized
     interest                                     152         125        (535)         (10)          --
                                            ---------   ---------   ---------    ---------    ---------
  Consolidated Earnings Available
     for Fixed Charges                      $ 184,411   $ 212,152   $ 179,560    $ 203,420    $ 189,182
                                            =========   =========   =========    =========    =========

Consolidated Fixed Charges:

  Interest expense per financial
     statements (1)                         $  53,557   $  50,104   $  26,968    $  20,504    $  16,741

  Interest expense capitalized                   --             2         893          128          128

  Portion of rentals (1/3) representing
     an interest factor                        19,248      14,564       9,557        7,785        7,394

  Interest expense for equity companies
     whose debt is guaranteed (2)                  --          --          --           --           --
                                            ---------   ---------   ---------    ---------    ---------
  Consolidated Fixed Charges                $  72,805   $  64,670   $  37,418    $  28,417    $  24,263
                                            =========   =========   =========    =========    =========

Consolidated Ratio of Earnings to
  Fixed Charges                                  2.53        3.28        4.80         7.16         7.80
                                            =========   =========   =========    =========    =========
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(1) Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1997 through 2001.